FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ/MF Nº 47.508.411/0001-56

NIRE: 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6.404/76 and CVM Resolution No. 44/21, hereby informs its shareholders and the market in general that it has received a letter from its shareholder Casino Guichard Perrachon, in which it argues, pursuant to the safeguard plan approved by the Tribunal de commerce de Paris, in the context of its financial restructuring, that the guarantees it provided on behalf of the Company in connection with tax collection proceedings related to discrepancies in the payment of IRPJ for the calendar years 2007 and 2013, due to the alleged improper deduction of goodwill amortization, are no longer enforceable.

The Company maintains its position regarding the effectiveness of the guarantees provided by its shareholder Casino Guichard Perrachon and will take the necessary steps to protect its interests.

Finally, the Company reiterates that: (i) the aforementioned goodwill was properly constituted, in strict compliance with tax legislation, and the matter remains under discussion in both administrative and judicial forums, noting that the Company has already obtained a favorable court decision acknowledging its right; and (ii) on this date, there is no payment due, nor any impact on the Company’s liquidity position.

São Paulo, April 14, 2025.

Rafael Sirotsky Russowsky

Vice-President of Finance and Investor Relations Officer

1

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 14, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.